Dreyfus
A MELLON FINANCIAL COMPANY℠

February 21, 2007

THE DREYFUS CORPORATION

TO: The Boards Members of:
Advantage Funds, Inc.
Dreyfus A Bonds Plus, Inc.
Dreyfus Growth and Income Fund, Inc.
Dreyfus Growth Opportunity Fund, Inc.
Dreyfus Index Funds, Inc.
Dreyfus Institutional Money Market Fund
Dreyfus International Funds, Inc.
Dreyfus Midcap Index Fund, Inc.
Dreyfus Money Market Instruments, Inc.
Dreyfus Premier Equity Funds, Inc.
Dreyfus Premier Manager Funds I
Dreyfus Premier Manger Funds II
Dreyfus Stock Index Fund, Inc.
Dreyfus Variable Investment Fund
(collectively, the "Funds")

FROM: Michael A. Rosenberg
Associate General Counsel

RE: Rule 10f-3 Transactions

At the upcoming board meetings, you will be asked to review transactions in which securities were purchased during the existence of an underwriting or selling syndicate that included a principal underwriter that is an affiliate of the Funds.

The attached approval forms, completed by each Funds' portfolio manager and attached to the Summary, describe the transactions and attest to its compliance with various provisions of Rule 10f-3 under the Investment Company Act of 1940 and the Fund's Rule 10f-3 procedures, including that:

1. the securities were either registered under the Securities Act of 1933, government securities, eligible municipal securities, securities sold in eligible Rule 144A offerings, or securities sold in eligible foreign offerings;

200 PARK AVENUE
NEW YORK, NY 10166

TEL: 212.922.6000

2. the securities were purchased prior to the end of the first day on which any sales are made, at a price that is not more than the price paid by each other purchaser of securities in that offering;

3. the securities were offered pursuant to a firm commitment underwriting;

4. the commission, spread or profit received or to be received by the principal underwriters is reasonable and fair compared to the commission, spread or profit received by others in connection with the underwriting of similar securities being sold during a comparable period of time; and

5. the securities were purchased from a member of the syndicate other than the affiliated underwriter.

The portfolio manager will be available at the meeting to discuss any questions you may have regarding the transactions.

/lj

Board Group 2
10/1/06 – 12/31/06

Rule 10f-3 - *Summary*
(Affiliated Underwriters)

Fund	Manager Firm	Are there applicable transactions to report? If Yes, detail attached from Manager	IF YES, Certification attached from Manager that all transactions are in compliance with board-approved procedure	Total Value of Securities Purchased by Fund from Syndicate with an Affiliated Underwriter (% of total net assets)	Primary Portfolio Manager
[illegible]					
Bear Stearns Prime Money Market Fund	Dreyfus	No			James O'Connor
DIMM; Government Securities Series	Dreyfus	No			Bernard W. Kiernan
DIMM; Money Market Series	Dreyfus	No			Bernard W. Kiernan
DMMI; Government Securities Series	Dreyfus	No			Bernard W. Kiernan
DMMI; Money Market Series	Dreyfus	No			Bernard W. Kiernan
DVI Fund; Money Market Portfolio	Dreyfus	No			Bernard W. Kiernan
[illegible]					
Dreyfus A Bonds Plus, Inc.	Dreyfus/Standish	No			Cathy Powers
Dreyfus Premier Total Return Advantage	Mellon Capital	No			David Kwan / Lowell Bennett
DVI Fund: Limited Term High Yield Portfolio	Dreyfus/Standish	No			David Bowser
DVI Fund: Quality Bond Portfolio	Dreyfus/Standish	No			Cathy Powers
Global Alpha Fund	Mellon Capital	No			Helen Potter
[illegible]					
Dreyfus Emerging Leaders Fund	Dreyfus/Franklin	No			Langton Garvin
Dreyfus Growth and Income Fund, Inc.	Dreyfus/TBCAM	No			John Jares
Dreyfus Growth Opportunity Fund, Inc.	Dreyfus/TBCAM	No			Martin Stephen / Elizabeth Slover
Dreyfus International Stock Index Fund	Mellon Capital	No			Susan Ellison
Dreyfus Midcap Index Fund, Inc.	Dreyfus/MEA	No			Thomas J. Durante
Dreyfus Midcap Value Fund	Dreyfus/TBCAM	No			David Daglio
Dreyfus Premier Alpha Growth Fund	Bear Stearns	No			James P. O'Shaughnessy
Dreyfus Premier Balanced Opportunity Fund	Wisconsin Capital	No			Thomas G. Plumb
Dreyfus Premier Blue Chip Fund	Wisconsin Capital	No			David Duchow
Dreyfus Premier Emerging Markets Fund	Dreyfus/TBCAM	No			D. Kirk Henry
Dreyfus Premier Future Leaders Fund	Dreyfus/Franklin	No			John S. Cone
Dreyfus Premier Growth and Income Fund	Dreyfus/TBCAM	No			John Jares
Dreyfus Premier International Value Fund	Dreyfus/TBCAM	No			D. Kirk Henry
Dreyfus Premier Intrinsic Value Fund	Bear Stearns	No			James G. McCluskey
Dreyfus Premier Midcap Value Fund	TBCAM	No			David Daglio
Dreyfus Premier S&P STARS Fund	Bear Stearns	No			Robert S. Natale
Dreyfus Premier S&P STARS Opportunities Fund	Dreyfus/TBCAM	No			Fred Kuendorf
Dreyfus Premier Select Fund	Wisconsin Capital	No			Clint Oppermann
Dreyfus Premier Select Midcap Growth Fund	Dreyfus/TBCAM	No			Fred Kuendorf
Dreyfus Premier Small Cap Equity Growth Fund	Bear Stearns	No			Robert S. Natale
Dreyfus Premier Strategic Value Fund	Dreyfus/TBCAM	YES	✔	0.26%	Brian C. Ferguson
Dreyfus Premier Structured Large Cap Value Fund	Franklin	No			Oliver Buckley
Dreyfus Premier Structured Midcap Fund	Franklin	No			Michael Dunn
Dreyfus Premier Technology Growth Fund	Dreyfus/TBCAM	No			Mark Herskovitz
Dreyfus S&P 500 Index Fund	Dreyfus/MEA	No			Thomas J. Durante
Dreyfus Small Company Value Fund	Dreyfus/TBCAM	No			David Daglio
Dreyfus Smallcap Stock Index Fund	Dreyfus/MEA	No			Thomas J. Durante
Dreyfus Stock Index Fund, Inc.	Dreyfus/MEA	No			Thomas J. Durante
DVI Fund; Appreciation Portfolio	Fayez	No			Fayez S. Sarofim
DVI Fund; Balanced Portfolio	Wisconsin Capital	No			Thomas G. Plumb
DVI Fund; Developing Leaders Portfolio	Dreyfus/Franklin	No			Kristen Crawford
DVI Fund; Disciplined Stock Portfolio	Dreyfus/TBCAM	No			Sean P. Fitzgibbon
DVI Fund; Growth and Income Portfolio	Dreyfus/TBCAM	No			John Jares
DVI Fund; International Equity Portfolio	Newton	No			Paul Butler
DVI Fund; International Value Portfolio	Dreyfus/TBCAM	No			D. Kirk Henry
DVI Fund; Small Company Stock Portfolio	Dreyfus/Mellon Bank	No			Dwight Cowden
DVI Fund; Special Value Portfolio	Jennison	No			Brian Gillott

PRE-PURCHASE APPROVAL FORM
PURCHASE OF SECURITIES UNDERWRITTEN BY AN AFFILIATE
To be used for compliance with Rule 10f-3 and/or Rule 23B

Note: Refer to page 3 of the policy if the investment unit will purchase more than 5% of the overall principal of this issue.

1. Account/Fund Name: <u>DREYFUS PREMIER STRATEGIC VALUE</u>

2. Anticipated Purchase Date:<u>10/13/06</u>

3. Total Net Assets of Account/Fund:$<u>300,044,423.43</u>

4. Type and Description of Security to be Purchased: <u>SAIC (SAI)- common stock/equity</u>

5. Credit Rating of Security (Rating/Rating Agency):<u>n/a</u>

6. Name of Underwriting Syndicate Dealer Effecting Transaction: <u>Morgan Stanley (executed transaction)</u>

7. Name of Affiliated Underwriter in Underwriting Syndicate: <u>Mellon Financial Markets</u>

8. Issue Size: <u>75,000,000</u>

9. CUSIP: <u>78390X10</u>

10. Amount Purchased by Account/Fund: <u>46,080</u>

11. Percentage of Principal Amount of Offering Purchased by Account/Fund: <u>0.061%</u>

12. Amount Purchased as a Percentage of Account/Fund Assets: <u>026%</u>

13. Purchase Price of Securities (if at par, so state): <u>$15</u>

14. Commission/Spread Received by Principal Underwriters: <u>37.5% (Morgan Stanley/Bear Stearns)</u>

REPRESENTATIONS (Must Be Confirmed Or Trade Can Not Be Made)

This transaction complies with all applicable provisions of the *Policy For Fiduciary Account Purchases Of Securities Underwritten By An Affiliate.*

This purchase will not be designated as a "group sale" or otherwise allocated to the affiliated underwriter's account and the purchase of these securities will not benefit a direct or indirect affiliated entity of Mellon.

The decision to enter into this transaction is based solely on the best interests of the account/fund and not upon the interests of any Mellon affiliate or any other party, including, without limitation, another party to the transaction.

This purchase is made per a firm commitment.

I have inquired about any commission, spread or profit received or to be received by any Mellon affiliate in connection with this transaction, and, based upon the answers to my inquiries and my knowledge of relevant markets, I believe such commission, spread or profit to be reasonable and fair compared to the commissions, spreads or profit received by similarly situated persons in connection with comparable transactions between unaffiliated parties.

If these securities are part of an issue registered under the Securities Act of 1933, as amended, that will be offered to the public, or will be purchased pursuant to an eligible foreign or Rule 144 offering, the issuer of the securities will be in continuous operation for not less than three years, including the operations of any predecessors.

The securities will be purchased prior to the end of the first day on which any sales are made, at a price that will not be more than the price paid by each other purchaser of the securities in that offering or any concurrent offering of the securities. If the securities are offered for subscription upon exercise of rights, the securities will be purchased on or before the fourth day preceding the day on which the rights offering terminated.

Brian C. Ferguson

_____
Portfolio Manager

<u>1/19/07</u>
Date/Time

PROPOSED RESOLUTION

RESOLVED, that the transaction engaged in by the Fund, pursuant to Rule 10f-3 under the Investment Company Act of 1940, as amended, hereby is determined to have been effected in compliance with the Procedures adopted by the Board with respect to such transaction.